EXHIBIT 7
                          VIDESH SANCHAR NIGAM LIMITED
                          (A Govt. of India Enterprise)
            Videsh Sanchar Bhavan, M.G. Road, Fort, Mumbai - 400 001

                                                       PRESS RELEASE NO. 23/2001
                                                    MUMBAI, 24TH SEPTEMBER, 2001

                VSNL LAUNCHES INTERNET DIAL-UP SERVICES AT INDORE

     VSNL today, announced the launch of its dial up Internet Services from Indore. Indore has now become the 17th node in the VSNL Internet network from where dial up services have been made available.

     VSNL has been providing Internet Leased Line (ILL) services to customers at Indore through its facilities located in the city. VSNL has already set-up an earth station at Indore at Electronics Complex to facilitate Indore to emerge as an important Software development & Telecommunications Centre in Central India.

     In Madhya Pradesh, Indore being the state business capital, the demand for VSNL Internet Services was growing steadily. The newly set up Internet node at Indore has been provided direct connectivity with VSNL, Mumbai node to ensure high quality/high speed Internet services for users at Indore.

     VSNL is offering a special introductory price for limited period for its Internet dial-up customers of Indore. For example, 100 hours dial-up account costing Rs.999/- is available at Rs.750/-. VSNL will also provide the Internet based value added business solution to the corporate houses at Indore, such as VPN, VMAIL, ALICE etc. Tariff for various services/packages is available at "internet.vsnl.com/tariff".

     Commenting on the occasion of commissioning of the Internet node at Indore, SHRI S K GUPTA, CMD SAID "LAUNCHING OF THE DIAL UP SERVICES FROM INDORE WOULD FACILITATE THE CUSTOMERS OF INDORE AND ADJOINING AREAS TO AVAIL OF VARIOUS VSNL INTERNET SERVICES/INTERNET BASED VALUE ADDED SOLUTIONS AT THEIR DOOR STEP. THIS SHALL ALSO PROVE TO BE A MAJOR BOOST TO INFORMATION TECHNOLOGY INDUSTRY IN INDORE. VSNL IS GETTING READY TO LAUNCH SIMILAR INTERNET DIAL-UP SERVICES IN MORE CITIES IN INDIA IN THE NEAR FUTURE."

     VSNL, as of now, has about 6.5 lakhs dial-up customers served from 1 GBPS Internet International Bandwidth and about 1.5 GBPS Internet domestic backbone. VSNL is currently serving approx. 1500 Internet Leased line customers from 22 various cities in India where VPN service is also available.

                                                /S/ DR. GC BANIK
                                                (DR. GC BANIK)
                                                CHIEF GENERAL MANAGER (PR)

Copy forwarded to: The News Editor/Correspondents of various newspapers and news agencies/PIB/ Doordarshan/AIR/STock Exchange for kind coverage.